EXHIBIT 5

F. Mark Reuter
DIRECT DIAL: (513) 579-6469
FACSIMILE: (513) 579-6457
E-MAIL: MReuter@KMKLAW.com

December 23, 2010

Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045

Gentlemen:

We serve as your general counsel and are familiar with your Restated Certificate of Incorporation, Bylaws and corporate proceedings.  On this basis, we have made an examination as to:

1.           The organization of Hemagen Diagnostics, Inc.;

2.           The legal sufficiency of all corporate proceedings of Hemagen in connection with the authorization and issuance of all presently outstanding and issued common stock of Hemagen; and

3.           The legal sufficiency of all corporate proceedings taken in connection with the authorization of the registration of 11,571,023 shares of Hemagen common stock to be included in a Registration Statement on Form S-3 to be filed with the Securities and Exchange Commission.  These shares may be acquired upon conversion of Hemagen’s 8% Senior Subordinated Convertible Notes due 2014 (“Modified 8% Notes due 2014”).

Based upon such examination, we are of the opinion that:

1.           Hemagen is a duly organized and validly existing corporation under the laws of the State of Delaware;

2.           The aforesaid shares of Hemagen common stock are validly authorized.  Following their issuance in accordance with the terms and conditions of the Modified 8% Notes due 2014, the shares will be legally issued, fully paid and nonassessable.

We hereby consent to be named in the aforesaid Registration Statement and the prospectus part thereof as the attorneys who will pass upon legal matters in connection with the issuance of the aforesaid common stock and to the filing of this opinion as an exhibit to the Registration Statement and furthermore consent to references made to this firm in the Registration Statement.

Yours truly, KEATING MUETHING & KLEKAMP PLL